UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number: 1-14365

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

EL PASO CORPORATION
RETIREMENT SAVINGS PLAN
(Full title of the Plan)
(herein referred to as the "Plan")

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EL PASO CORPORATION
(Name of the issuer of the securities held pursuant to the Plan)
(herein referred to as the "Company")
1001 Louisiana Street
Houston, Texas 77002

El Paso Corporation Retirement Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2007 and 2006 and For the Year Ended December 31, 2007

Table of Contents

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to the Financial Statements	4-10

Supplemental Schedule

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)	11

Signature	12

Report of Independent Registered Public Accounting Firm

Plan Administrator
El Paso Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the El Paso Corporation Retirement Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young LLP
Houston, Texas
June 19, 2008

El Paso Corporation Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
	(In thousands)
Assets
Investments (at fair value)	$866,887	$853,374

Receivables:
Interest	19	22
Dividends	497	610
Employer contributions	652	17,261
Total receivables	1,168	17,893
Total assets	868,055	871,267

Liabilities
Accrued expenses	316	424
Total liabilities	316	424

Net assets available for benefits at fair value	867,739	870,843
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,607)	2,278
Net assets available for benefits	$866,132	$873,121

See accompanying notes.

El Paso Corporation Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007
(In thousands)

Additions:
Investment Income:
Dividends	$28,238
Interest	11,710
Net appreciation in fair value of investments	23,362
Net investment income	63,310

Contributions:
Employer	17,021
Participants	38,186
Total contributions	55,207
Total additions	118,517

Deductions:
Benefits paid to participants	116,134
Administrative fees	1,443
Transfers out	7,929
Total deductions	125,506
Net decrease in net assets available for benefits	(6,989)

Net assets available for benefits:
Beginning of year	873,121
End of year	$866,132

See accompanying notes.

El Paso Corporation Retirement Savings Plan
Notes to Financial Statements

1.	Description of Plan

The following description of the El Paso Corporation Retirement Savings Plan (the Plan) provides general information about the Plan’s provisions in effect for the plan year ended December 31, 2007. Participants should refer to the Plan document and summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering employees of El Paso Corporation (the Company) and its participating employers, except leased employees, certain nonresident aliens, certain foreign nationals, and members of any unit covered by a collective bargaining agreement. The El Paso Corporation Retirement Savings Plan Committee (the Committee) is responsible for the general administration of the Plan as described in the Plan document. JPMorgan Chase Bank, N.A. (JPMorgan) is the trustee of the Plan. JPMorgan Retirement Plan Services is the recordkeeper for the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

A participant may elect to contribute (before-tax, after-tax or on a Roth basis) up to 50 percent of his or her eligible compensation. A participant may increase or decrease his or her contribution elections or make changes to his or her investment options at any time.  In addition, participants who have attained age 50 are eligible to make catch-up contributions.  Participants may also rollover distributions from other qualified plans into the Plan.

Individuals who become eligible employees are automatically enrolled into the Plan with a before-tax contribution amount of two percent of his or her eligible compensation excluding bonus earnings.  These contributions are invested in the age–appropriate Lifecycle Funds. Within 30 days of eligibility, the participant can choose to “opt out” of the Plan, elect a contribution amount other than two percent, or elect other investment options.

The Company makes matching contributions that are allocated in the same manner as that of the participant’s elective contributions. The Company matching contributions are equal to 75 percent of the participant’s contributions up to a maximum level of six percent of the participant’s eligible compensation. Company matching contributions are generally made in cash, although the Company may elect to make Company matching contributions in Company stock. The Company may also make additional matching contributions for any plan year, which are determined and contributed after the end of such plan year. These additional matching contributions are made at the sole discretion of the Company.  In 2007, the Company made an additional matching contribution of approximately $17 million in Company stock for the 2006 plan year, which participants were able to immediately diversify to other funds.  This additional contribution was reflected as an employer contribution receivable at December 31, 2006.  The Company did not make additional matching contributions for the 2007 plan year.

All contributions are subject to certain limitations of the Internal Revenue Code (the Code).

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, the participant’s share of net earnings or losses of his or her respective elected investment funds under the Plan and is charged with an allocation of administrative expenses.

Vesting

A participant’s interest in his or her account is fully vested at all times.

Payment of Benefits

Upon separation from service with the Company due to death, disability, retirement or termination, a participant whose account balance exceeds $1,000 may elect to receive a lump-sum distribution, a deferred lump-sum distribution or installment payments on a quarterly or annual basis. A participant may receive installments or defer his or her distributions over a period that ends on or before April 1 of the year following the calendar year in which the participant attains age 70-1/2.  A participant whose account balance is $1,000 or less and has not commenced receiving installment payments will automatically receive an immediate lump-sum distribution equal to his or her account balance.

In February 2007, the Company sold ANR Pipeline Company (ANR) and its 50 percent interest in Great Lakes Gas Transmission (Great Lakes). As a result of the sale, the Plan paid benefits to ANR participants who elected a lump-sum distribution or elected to rollover their balances.  Great Lakes participants could elect to transfer their account balances to another plan or have their balances remain with the Plan.  The Great Lakes participants who elected to transfer their account balances are reflected as transfers out on the statement of changes in net assets available for benefits.

Participant Loans

Participants may obtain a loan against the balance of their account. To obtain a loan, the participant must have a total account balance of at least $2,000 excluding any amounts held in an IRA rollover account under the Plan. Loan amounts can range from $1,000 to $50,000 but may not be more than 50 percent of the total balance in the participant’s account, excluding any IRA rollover account balance. The $50,000 limit is reduced by the participant’s highest outstanding loan balance during the preceding 12-month period. A participant may not have more than two loans outstanding at any point in time. The interest rate on a loan is fixed and rates are calculated at one percent above the prime rate, which is determined on the last business day of the month preceding the quarter in which the loan is taken.  The repayment period varies from one to five years on a general loan and up to 15 years on a new home loan. There is a one-time $50 loan origination fee per loan. If a participant terminates employment with the Company, they may continue to make loan payments through a pre-authorized check agreement.  If the loan is not repaid, it will automatically be treated as a distribution to the participant.

Withdrawals

Under certain circumstances a participant may request a hardship withdrawal for an immediate financial need relating to medical or funeral and burial expenses.  Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and a participant must exhaust all available loan options and available Plan distributions prior to requesting a hardship withdrawal. In-service withdrawals are also available in certain limited circumstances.

Investment in Company Stock

The Plan invests in common stock of the Company through its Company Stock Fund. The Company Stock Fund may also hold cash or other short-term fixed income securities, although these are expected to be a small percentage of the fund.

The Plan limits the amount participants can invest in the Company Stock Fund to encourage diversification of their accounts. Each payroll period, a participant can direct up to a maximum of 25 percent of his or her contributions in the Company Stock Fund.  If a participant directs more than 25 percent of his or her contributions for such payroll period into the Company Stock Fund, the percentage in excess will be invested in the age-appropriate Lifecycle.

In addition, a participant may not transfer amounts from other investment funds into the Company Stock Fund to the extent the transfer would result in more than 25 percent of the participant’s total account balance being invested in the Company Stock Fund.

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Company prior to the time that such rights may be exercised.  The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the Trustee otherwise.  Participants have the same voting rights in the event of a tender or exchange offer.

2.	Basis of Accounting and Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates that affect the reported amounts in the financial statements and disclosures related to the Plan.  Actual results can differ from those estimates.

New Accounting Pronouncements Issued But Not Yet Adopted

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which provides guidance on measuring the fair value of assets and liabilities in financial statements, including those of benefit plans.  The provisions of this standard for financial assets and liabilities will be adopted effective January 1, 2008 and the impact that the provisions of this standard will have on the Plan’s financial statements is currently being evaluated.

Valuation of Investments

Investments held by the Plan, with the exception of certain investment contracts with financial institutions and insurance companies, short-term securities, and participant loans, are carried at fair value based on quoted market prices, or in the case of common collective trusts, the net asset value as determined by the issuer based on the fair value of the underlying securities as of the valuation date. Short-term securities and participant loans are carried at cost which approximates fair value. The Plan’s investment contracts with financial institutions and insurance companies are recorded at their fair value; however, these contracts are fully benefit-responsive and an adjustment of these contracts to their contract value is reflected in the statements of net assets available for benefits. Contract value represents the original cost of the contract, plus interest (based upon the crediting rates of the underlying contracts) and deposits, reduced by administrative fees, transfers out, and withdrawals. Purchases and sales of securities are reflected on a trade-date basis. The basis of securities sold is determined by average cost.

Investment Income

Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Administrative expenses include participant recordkeeping and trustee fees, and certain professional fees incurred and paid by the Plan. In addition, expenses directly relating to the purchase, sale, or transfer of the Plan’s investments are charged to the particular investment fund to which the expense relates. Certain administrative expenses of the Plan are paid by the Company.

Risks and Uncertainties

The Plan invests in various investment securities that are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with these securities, it is at least reasonably possible that changes in the values of these securities will occur in the near term and those changes could materially affect the amounts reported in the statements of net assets available for benefits and participants' account balances.

3.	Investments

Investments representing five percent or more of the Plan’s net assets at December 31, 2007 and 2006 are as follows:

	2007	2006
	(In thousands)
El Paso Corporation Company Stock	$213,075	$231,003
Barclays Equity Index Fund T	77,264	52,692
Dodge & Cox Stock Fund	66,463	67,371
American Funds Growth Fund of America - R5	109,299	97,246
Dodge & Cox Balanced Fund	57,707	60,833

During 2007, the Plan’s investments appreciated (depreciated) as follows (in thousands):

Company stock	$24,847
Mutual funds	(6,331)
Common collective trusts	4,846
Net appreciation in fair value of investments	$23,362

4.	Investment Contracts

The Plan, through its Stable Value Fund (the Fund), holds investments in fixed income securities, which consist of common collective trusts, short-term securities and bonds. To reduce the risk of market losses on these investments, the Fund enters into guaranteed investment contracts (GICs) or wrapper contracts with financial institutions or insurance companies, which enable the participants to transact at a specified contract value by protecting the principal amount invested over a specified period of time. Since the assets underlying the GICs are owned by the Plan, the contract is referred to as a synthetic GIC or wrapper.

Effective December 31, 2006, the Plan adopted the provisions of FSP Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, which requires the Plan to record wrapper contracts in investments at their fair value. However, since the contracts are fully benefit-responsive, the difference between fair value and contract value (the amount contract issuers would pay if the contracts were to liquidate under the terms of the Plan) is reflected as an adjustment in the statements of net assets available for benefits.

The fair value of the wrapper contracts is determined by calculating the present value of the difference between current wrap fees and future wrap fees.  The present value of this difference is calculated using a swap yield curve that is based on the duration of the contract, and adjusted for the credit quality rating of the contract issuer.

The Plan’s investments that are covered by the synthetic GICs earn interest at interest crediting rates that are typically reset on a monthly or quarterly basis.  These interest crediting rates use a formula that is based on the characteristics of the underlying fixed income portfolio.  The minimum interest crediting rate for all investment contracts is zero percent.  Factors that can influence the future average crediting rates are (i) the level of market interest rates; (ii) the amount and timing of participant contributions, transfers and withdrawals into/out of the investment contract; (iii) the investment returns generated by the fixed income investments that underlie the investment contracts; or (iv) the duration of the investments underlying the investment contracts.  The crediting rate formula amortizes the realized and unrealized market value gains and losses over the duration of the underlying investments.  The resulting gains and losses in the fair value of the underlying investments relative to the contract value are represented in the statements of net assets available for benefits as the adjustment from fair value to contract value for fully benefit-responsive investment contracts.

For the Plan’s investments covered by synthetic GICs, the average yield earned by the Plan and the average yield earned by the Plan adjusted for actual interest credited to participants at December 31, 2007 and 2006 is as follows:

	2007	2006
	(Percent)
Average yield earned by the Plan	5.312	5.136
Average yield earned by the Plan adjusted for actual interest credited to participants	4.829	5.148

In certain events, the amounts withdrawn from investment contracts may be payable at fair value rather than contract value.  These events include termination of the Plan, a material adverse change to the provisions of the Plan, the employer elects to withdraw from an investment contract or the terms of a successor plan do not meet the contract issuer’s criteria for the issuance of a similar contract.  Based upon experience to date, the Company does not believe the events described above are probable of occurring.

In some cases, an investment contract issuer may terminate a contract with the Plan and settle at amounts different than the contract value.  Examples of these events include the Plan’s loss of its qualified status, material breaches of responsibilities that are not cured or material and adverse changes to the provisions of the Plan.  The Company is not aware of any events that would cause the Plan to terminate its investment contracts.

5.	Related Party Transactions

Certain investments of the Plan are managed by JPMorgan. JPMorgan is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in the Company’s stock. Because the Company is the plan sponsor, transactions involving the Company’s stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.

6.	Tax Status

The Plan has received a determination letter from the IRS dated June 20, 2003, stating that the Plan is qualified under Section 401(a) of the Code and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

7.	Plan Termination

The Company reserves the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Code. Upon termination, the Plan’s assets would be distributed to the participants, as directed by the Committee in accordance with the Plan’s provisions and applicable law, on the basis of their account balances existing at the date of termination, as adjusted for investment gains and losses.

8.	Reconciliation to the Form 5500

Participant withdrawals that have been processed and approved but not paid by the Plan at December 31, 2007 and 2006 are not considered Plan obligations until paid under generally accepted accounting principles and, therefore, are not presented as liabilities or benefits paid in the accompanying financial statements. They are, however, recorded as benefits payable on the Form 5500.

The accompanying financial statements present fully benefit-responsive contracts at fair value with an adjustment to contract value. The Form 5500 requires these contracts to be presented at fair value. Therefore, the adjustment from contract value to fair value for fully benefit-responsive investment contracts represents a reconciling item between the accompanying financial statements and the Form 5500.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2007	2006
	(In thousands)
Net assets available for benefits per the financial statements	$866,132	$873,121
Less: Participant withdrawals processed and approved but not paid by the Plan	(1,088)	(346)
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,607	(2,278)
Net assets available for benefits per the Form 5500	$866,651	$870,497

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2007 (in thousands):

Net decrease in net assets available for benefits per the financial statements	$(6,989)
Add: Participant withdrawals processed and approved but not paid by the Plan at December 31, 2006	346
Less: Participant withdrawals processed and approved but not paid by the Plan at December 31, 2007	(1,088)
Less: Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	3,885
Net decrease in net assets available for benefits per the Form 5500	$(3,846)

El Paso Corporation Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
EIN: 76-0568816     PN: 002
December 31, 2007

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value

	Stable Value Fund
	INVESCO	IGT ** INVESCO Multi-Manager A or Better Intermediate Government Credit Fund	$36,365,861
	Bank of America	Bank of America Wrapper #99-056	–
	INVESCO	IGT ** INVESCO Short-Term Bond Fund	23,331,346
	ING Life Insurance	ING Wrapper #60111	–
	INVESCO	IGT ** INVESCO Short-Term Bond Fund	23,564,945
	IXIS Financial	IXIS Wrapper #1163-01	–
	INVESCO	IGT ** INVESCO Multi-Manager A or Better Intermediate Government Credit Fund	36,578,015
*	JPMorgan Chase	JPMorgan Wrapper #401728-MIA	–
	INVESCO	IGT ** INVESCO Short-Term Bond Fund	28,862,068
	Monumental Life Insurance	Monumental Life Insurance Wrapper MDA-00436TR	–
	INVESCO	IGT ** INVESCO Short-Term Bond Fund	23,434,169
	Rabobank Nederland	Rabobank Nederland Wrapper EPN100201	–
	INVESCO	IGT ** INVESCO Multi-Manager A or Better Core Fund	30,620,320
	State Street Bank	State Street Bank Wrapper #103105	–
*	JPMorgan Chase	US Govt Short Term Investment Fund	5,191,265
	Fixed Income Fund
	Pimco	Pimco Total Return Fund	20,524,481
	Balanced Fund
	Dodge & Cox	Dodge & Cox Balanced Fund	57,707,291
	Lifecycle Funds
*	JPMorgan Chase	JPMorgan SmartRetirement 2010 Fund	2,827,624
*	JPMorgan Chase	JPMorgan SmartRetirement 2015 Fund	3,747,630
*	JPMorgan Chase	JPMorgan SmartRetirement 2020 Fund	7,441,239
*	JPMorgan Chase	JPMorgan SmartRetirement 2030 Fund	4,870,120
*	JPMorgan Chase	JPMorgan SmartRetirement 2040 Fund	4,284,803
	Large Capitalization Value Fund
	Dodge & Cox	Dodge & Cox Stock Fund	66,462,975
	Large Capitalization Core Fund
	Barclays Global Investors	Barclays Equity Index Fund T	77,263,569
	Large Capitalization Growth Fund
	American Funds	American Funds Growth Fund of America – R5	109,298,617
	Small Capitalization Equity Fund
	Harbor	Harbor Small Cap Value Institutional Fund	5,315,779
	Laudus Rosenberg	Laudus Rosenberg US Discovery – Institutional Fund	4,094,727
	UBS	UBS US Small Cap Growth Y Fund	19,434,438
	International Equity Fund
	Lazard	Lazard Emerging Markets – Inst	4,256,508
	MFS Investments	MFS Institutional International Equity Fund	42,831,268
	Company Stock Fund
*	El Paso Corporation	El Paso Corporation Company Stock	213,075,092
*	JPMorgan Chase	JPMorgan Prime Money Market Fund	207,735
	Participant loans
*	Participant loans	Loans (Interest rates 5.00% – 11.84%)	15,295,457
			$866,887,342

* Party-in-interest
** INVESCO Group Trust

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, The Trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

EL PASO CORPORATION Retirement Savings Plan

By:	/s/ John J. Hopper
John J. Hopper
Chairman of the El Paso Corporation
Retirement Savings Plan Committee

Date:  June 19, 2008

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm